SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13D

                Under the Securities Exchange Act of 1934

                 Resource Bancshares Mortgage Group, Inc.
                             (Name of Issuer)

                  Common Stock, par value $.01 per share
                      (Title of Class of Securities)

                               761197 10 2
                              (CUSIP Number)

                          Mr. Steve Dragicevich
                       Amelia Family Trust Company
                         577 Chestnut Ridge Road
                     Woodcliff Lake, New Jersey 07675
                              (201) 930-9495
         (Name, Address and Telephone Number of Person Authorized
                  to Receive Notices and Communications)

                            December 31, 1997
          (Date of Event which Requires Filing of this Statement)


               If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box (  ).

               Check the following box if a fee is being paid with the statement ( ). (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13D-7.)
               Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                          (Continued on Following Pages)


                                 Page 1 of 6 Pages


CUSIP No. 761197 10 2                           13D


     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Amelia Family Trust Company, as Trustee for
           Trust u/a/d August 22, 1969 of William B. Ziff, Jr.,

           22-3188201

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) (  )
                                                               (b) (  )

     3     SEC USE ONLY


     4     SOURCE OF FUNDS*
           WC

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)   (   )

     6     CITIZENSHIP OR PLACE OF ORGANIZATION
           New Jersey

       NUMBER OF            7    SOLE VOTING POWER
        SHARES
     BENEFICIALLY                1,363,993
       OWNED BY
         EACH               8    SHARED VOTING POWER
       REPORTING
        PERSON                   -0-
         WITH
                            9    SOLE DISPOSITIVE POWER

                                 1,363,993

                           10    SHARED DISPOSITIVE POWER

                                 -0-

    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,363,993

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*        (   )

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           5.8%

    14     TYPE OF REPORTING PERSON*
           CO



Item 1.        Security and Issuer.

        The class of equity securities to which this Statement relates is the Common Stock, par value $.01 per share (the "Common Stock"), of Resource Bancshares Mortgage Group, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 7909 Parklane Road, Columbia, South Carolina 29223.


Item 2.        Identity and Background.

        This statement is being filed by Amelia Family Trust Company as Trustee for the Trust u/a/d August 22, 1969 of William B. Ziff, Jr. The Trustee's address is 577 Chestnut Ridge Road, Woodcliff Lake, New Jersey 07675. The Trustee was incorporated under the laws of the State of New Jersey.

        During the last five years, the Trustee has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.        Source and Amount of Funds or Other Consideration.

        The 1,363,993 shares of Common Stock, par value $.01, of the Issuer, to which this Statement relates, were acquired by the Trustee, as trustee of the Trust, on the merger (the "Merger") of Resource Bancshares Corporation ("RBC") in which the Trustee, as trustee of the Trust, held shares with a subsidiary of the Issuer. The shares of RBC were previously acquired by the Trustee, as trustee of the Trust, for cash utilizing assets of the Trust.


Item 4.        Purpose of Transaction.

        The shares of Common Stock to which this Statement relates were acquired by the Trustee, as trustee of the Trust, in the Merger. The shares of RBC were acquired by the Trustee, as trustee of the Trust, in the ordinary course of the investment activities of the Trust.

        The Trustee, as trustee of the Trust, at any time or from time to time may (i) acquire, or agree to acquire, or acquire put or call options relating to, additional shares of Common Stock or other securities of the Issuer, (ii) sell, or agree to sell, or sell put or call options relating to, some or all such shares of Common Stock or such other securities of the Issuer owned by the Trust, in each such case in the open market, in negotiated transactions or otherwise, (iii) engage in various other forms of hedging transactions with respect to securities of the Issuer, including short sales of shares of Common Stock of the Issuer, (iv) make or receive proposals and enter into negotiations with respect to such transactions and/or (v) surrender such shares of Common Stock or such other securities of the Issuer owned by the Trust in connection with any merger, tender offer or other acquisition transaction involving the Issuer. The Trustee's decisions in such regard will be based upon the prevailing price of the shares of Common Stock or other such securities in the open market and/or in any negotiated transactions, the value of the consideration being offered in any merger, tender offer or other acquisition transaction involving the securities of the Issuer, tax considerations and any other relevant factors.

        Other than as described above, the Trustee has no plans or proposals that relate to or would result in any transactions involving the Issuer or any of its subsidiaries or securities of the type or kind listed in Item 4 of Schedule 13D adopted by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.


Item 5.        Interest in Securities of Issuer.

        (a-b) As of the date of this Statement, the Trustee, as trustee of the Trust, beneficially owns 1,363,993 shares of the Common Stock. Based on the 23,495,402 shares of Common Stock which a representative of the Issuer informed the Trustee were outstanding as of December 31, 1997, the Trustee, as trustee of the Trust, beneficially owns approximately 5.8% of the outstanding shares of Common Stock. The Trustee, as trustee of the Trust, has the sole power to vote and dispose of 1,363,933 shares of the Common Stock.

        (c) Within the past 60 days, the Trustee has not effected any purchases of the Common Stock, other than the acquisition by the Trustee, as trustee of the Trust, of shares of the Issuer in the Merger.

        (d-e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        The Trustee holds the shares of Common Stock in a brokerage account of the Trust, under which it may from time to time maintain margin balances. As of the date of this Statement, the Trustee does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer.


Item 7.        Material to be Filed as Exhibits.

        Not applicable.


                                SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:   January 21, 1998


                              AMELIA FAMILY TRUST COMPANY, AS
                              TRUSTEE OF TRUST U/A/D AUGUST 22, 1969 OF
                              WILLIAM B. ZIFF, JR.



                              By: /s/ Steve Feinman
                                  _____________________________________
                              Name:  Steve Feinman
                              Title: Vice-President and Treasurer